Exhibit 99.1
News release
Date: 9 January 2007
Ref: PR506g
Clermont Coal Mine to proceed
Rio Tinto and its joint venture partners have approved the development of the US$750 million (A$950 million) Clermont Mine, in Central Queensland, located 15 kilometres south east of Rio Tinto’s Blair Athol Mine.
Rio Tinto chief executive Energy, Preston Chiaro said the Clermont Mine will be brought into production to replace the highly successful Blair Athol Mine, taking advantage of its existing infrastructure and market position.
“Even during this current time of pressure on capital projects, the Clermont Mine is a very attractive investment and will operate in the lowest cost quartile of Australian thermal coal producers,” Mr Chiaro said.
“When completed, the Clermont Mine will produce 12.2 million tonnes of high quality thermal coal each year, supplying Japanese power utilities and other customers. The mine is expected to have a life of about 17 years at this production rate. First coal shipments are expected in the second quarter of 2010, with full capacity being reached in 2013,” he said.
Rio Tinto Coal Australia’s managing director Douglas Ritchie said the Clermont mine will employ 400 people in the construction phase and approximately 380 during operations.
“As production at the Blair Athol Mine ramps down, Clermont will begin replacing this capacity, ensuring a seamless transition for our customers,” Mr Ritchie said.
Rio Tinto’s current joint venture partners in the Clermont open cut mine development are Mitsubishi Development Pty Ltd (34.9 per cent), and J-Power Australia Pty Ltd (15 per cent). JCD Australia Pty Ltd will take a 3.5 per cent interest in the joint venture later this month, resulting in Mitsubishi Development Pty Ltd’s interest reducing to 31.4 per cent. The investment is subject to obtaining all necessary governmental approvals.
Cont.../
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